Exhibit 99.3

BAYTEX ENERGY CORP.
Instrument of Proxy
For the Annual and Special Meeting of Shareholders
The undersigned holder ("Shareholder") of common shares ("Shares") of Baytex Energy Corp. ("Baytex") hereby appoints James L. Bowzer, President and Chief Executive Officer of Baytex, of the City of Calgary, in the Province of Alberta, or, failing him, Murray J. Desrosiers, Vice President, General Counsel and Corporate Secretary of Baytex, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ___________________________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of Baytex (the "Meeting"), to be held in the Devonian Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, at 3:00 p.m. (Calgary time) on Thursday, May 15, 2014 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Shares represented by this instrument of proxy in the following manner:

1.	Fixing the number of directors of Baytex to be elected at nine (9).
☐ FOR                ☐ AGAINST

2.	Selection of nominees for election as directors of Baytex.

	FOR	WITHHOLD
James L. Bowzer	☐	☐
John A. Brussa	☐	☐
Raymond T. Chan	☐	☐
Edward Chwyl	☐	☐
Naveen Dargan	☐	☐
R.E.T. (Rusty) Goepel	☐	☐
Gregory K. Melchin	☐	☐
Mary Ellen Peters	☐	☐
Dale O. Shwed	☐	☐

3.	Appointment of Deloitte LLP, Chartered Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

☐ FOR                 ☐ WITHHOLD

4.	Advisory resolution to accept the approach to executive compensation disclosed in the accompanying information circular – proxy statement.

☐ FOR                 ☐ AGAINST

5.	Approving a by-law respecting advance notice for the nomination of directors.

☐ FOR                 ☐ AGAINST

6.
At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This instrument of proxy is solicited on behalf of the management of Baytex. If named as proxyholder, the management designees will vote the Shares represented by this instrument of proxy as directed above, and, if not directed, will vote in favour of each of the matters referred to above. Each Shareholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Shareholder, to attend and to act for him/her and on his/her behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.
The undersigned hereby revokes any instrument of proxy previously given to vote at the Meeting.
Dated this ___ day of _________________, 2014.

(Signature of Shareholder)

(Name of Shareholder – please print)

NOTES:
1.    This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the Shares are registered. If it is not dated, it shall be deemed to bear the date on which it was mailed by management.
2.    If the Shares represented by this instrument of proxy are owned jointly, it must be signed by each joint owner.
3.    If the Shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
4.    Persons signing as executors, administrator, trustees, etc., should so indicate and give their full title as such.
5.    This instrument of proxy will not be valid and may not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Valiant Trust Company by mail or courier to Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, by fax to (403) 233-2857 or via the internet site at https://proxy.valianttrust.com/. In order to be valid and acted upon at the Meeting, this proxy must be returned to the aforesaid address not less than 48 hours before the time for holding the Meeting or any adjournment thereof (excluding Saturdays, Sundays and holidays). An instrument of proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.
6.    You may use the internet site at https://proxy.valianttrust.com/ to transmit your voting instructions. You should have this form of proxy in hand when you access the web site. You will be prompted to enter your Control Number, which is located on this form of proxy. If you vote by internet, your vote must be received not later than 3:00 p.m. (Calgary time) on May 13, 2014 or at least 48 hours prior to the time of any adjournment of the Meeting.
7.    This website may be used to appoint a proxy holder (the "proxy holder") to attend and vote on your behalf at the Meeting and to convey your voting instructions. Complete proxy instructions are found in the accompanying information circular - proxy statement. Please note that if you appoint a proxy holder and submit your voting instructions and subsequently wish to change your appointment or voting instructions, you may resubmit the proxy, prior to the cut off time noted above. When resubmitting a proxy, the latest proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that your latest proxy is submitted within the timeframe noted above.